ANDERSON MŌRI
IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

FILE NO. 82-5032

Writer: Hirohito Akagami
Direct Tel: [81]-[3]-6888-1044
Direct Fax: [81]-[3]-6888-3044
e-mail: hirohito.akagami@andersonmori.com

TEL: (03) 6888-1000
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

SUPPL

Our Ref: 5871-A-001

November 19, 2004

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

04046768

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the press release dated October 29, 2004 regarding the interim consolidated financial results; and

2. Summary English translation of the press release dated October 29, 2004 regarding the interim non-consolidated financial results.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 23 2004
WASH., D.C. 202

Should you have any questions, please do not hesitate to let us know.

Very truly yours

ANDERSON MORI

By: ____________________
Hirohito Akagami

HA/SD:yum
Encl.

1. Summary English translation of the press release dated October 29, 2004 regarding the interim consolidated financial results

Press release dated October 29, 2004 regarding the interim consolidated financial results for the six month ended September 30, 2004, including the management's analysis thereof and the estimate for the results of the year ending March 31, 2005.

2. Summary English translation of the press release dated October 29, 2004 regarding the interim non-consolidated financial results

Press release dated October 29, 2004 regarding the interim non-consolidated financial results for the six month ended September 30, 2004, including the estimate for the results of the year ending March 31, 2005.